October 16, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu, Esq.

Re:	AFS SenSub Corp.

Amendment No. 1 to Registration Statement on Form SF-3

Filed October 16, 2017

File No. 333-220233 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (the “Registrant”) and in response to the letter (the “Comment Letter”), dated September 25, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission to Sheli Fitzgerald, we submit Amendment No. 1 to the above-referenced Registration Statement on Form SF-3 (“Amendment No. 1”). This submission is marked to show changes from the Registration Statement on Form SF-3 that was filed on August 29, 2017.

The numbered paragraphs below set forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrant’s responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you, via courier.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that both it has been, in its capacity as depositor, and each issuing entity previously established by it or any affiliate of it (in each case, either directly or indirectly) has been, current and timely with all Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the asset class that is the subject of the Registration Statement. Attached as Annex I to this letter is a list of affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class that is the subject of the Registration Statement and that had any Exchange Act reporting obligations during the last twelve months.

The Sponsor’s Automobile Financing Program

Credit Underwriting, page 48

Katherine Hsu, Esq.

October 16, 2017

2.	We note your statement that GM Financial’s credit scoring system involves the blending of GM Financial’s historical automobile loan contract performance data with supplemental credit bureau data to create a more appropriate risk assessment of captive applicants. Please revise to explain how the risk assessment is more appropriate.

Additional disclosure has been added on page 47 to address this comment so that it now reads:

The credit scoring system was developed primarily through statistical analysis of GM Financial’s consumer demographic and portfolio databases consisting of data GM Financial has collected over its more than 20 years of operating history. Because this historical data was predominantly focused on the below prime segment, ~~T~~the credit scoring models for prime obligors were also developed, in part, through analysis of ~~prime consumer~~ credit bureau data for prime obligors purchased from a national credit bureau archive. GM Financial’s historical automobile loan contract performance data was blended with this supplemental credit bureau data to create a more appropriate risk assessment of the full credit spectrum of consumers that typically apply for credit with captive ~~applicants~~ finance companies such as GM Financial for automobile loan contracts.

The Automobile Loan Contracts

Composition, page 56

3.	While you have provided tabular information relating to the sponsor’s total North American portfolio delinquency and loan loss experience for each period, you do not include historical delinquency experience of the [statistical] pool of automobile loan contracts. Please revise or explain.

The leading paragraph to Item 1111 of Regulation AB says to “provide historical data on the pool assets as appropriate (e.g., the lesser of three years or the time such assets have existed) to allow material evaluation of the pool data” [emphasis added]. All of the automobile loan contracts that will be included in an asset pool under this registration statement have been originated under GM Financial’s “prime” platform. The related automobile loan contracts will have only an immaterial delinquency experience. For instance, of the three 144A securitizations of prime automobile loan contracts sponsored by GM Financial in 2017, more than 98.5% of the underlying automobile loan contracts had never been 61 or more days delinquent as of the cutoff date or statistical cutoff date that was presented in the related offering memorandum. Inclusion of the historical delinquency experience of the pool of automobile loan contracts would therefore not be material details for an investor’s evaluation of the related automobile loan contracts.

Description of the Transaction Documents

Asset Representations Review Triggers and Procedures, page 110

Katherine Hsu, Esq.

October 16, 2017

4.	We note that you intend to include a chart that shows the average monthly delinquency rate across all of the securitizations in the survey period compared to the delinquency trigger established for this securitization. Please revise to also include a comparison of the delinquency threshold against the delinquencies disclosed for prior securitized pools of the sponsor for that asset type in accordance with Item 1105 of Regulation AB, as required by Item 1111(a)(7)(i) of Regulation AB.

You have pointed out a valid item for review and reconsideration. After further analysis, given GM Financial’s limited delinquency data for its “prime” platform and given that the delinquency trigger rate will initially be based on a combination of GM Financial’s own historical data of prime automobile loan contracts plus delinquency trends in the overall prime securitization industry, we recognize that the data we would populate in the referenced chart is not robust enough to warrant presenting it in a graphical format and could potentially be confusing for investors. We are therefore eliminating the bracketed language “[The following chart shows the average monthly delinquency rate across all of the securitizations in the survey period compared to the delinquency trigger established for this securitization.]” and any related chart from our submission. This approach is consistent with GM Financial’s “lease” platform registration statement filed by GMF Leasing (Registration No. 333-207859) since GM Financial also has limited historical delinquency data for lease originations. We will instead include a cross reference to the static pool information contained in Annex A to the prospectus.

We anticipate that once GM Financial has adequate origination history of prime automobile loan contracts to base the delinquency trigger rate solely on its own delinquency data, we will delete the bracketed language on page 111 of the original filing that says “[Additionally, due to the limited history of the sponsor’s prime automobile loan contract securitization program, the sponsor also considered delinquency trends in the overall prime automobile loan contract securitization industry in its observations and analysis.]”

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Sheli Fitzgerald

Doug Johnson, Esq.

John P. Keiserman, Esq.

Annex I

Issuing Entity	CIK
GM Financial Consumer Automobile Receivables Trust 2017-1	0001702106
GM Financial Consumer Automobile Receivables Trust 2017-2	0001710766
GM Financial Consumer Automobile Receivables Trust 2017-3	0001717858
AmeriCredit Automobile Receivables Trust 2012-2	0001546680
AmeriCredit Automobile Receivables Trust 2012-3	0001552221
AmeriCredit Automobile Receivables Trust 2012-4	0001557356
AmeriCredit Automobile Receivables Trust 2012-5	0001561939
AmeriCredit Automobile Receivables Trust 2013-1	0001566972
AmeriCredit Automobile Receivables Trust 2013-2	0001573292
AmeriCredit Automobile Receivables Trust 2013-3	0001578821
AmeriCredit Automobile Receivables Trust 2013-4	0001583712
AmeriCredit Automobile Receivables Trust 2013-5	0001590997
AmeriCredit Automobile Receivables Trust 2014-1	0001602190
AmeriCredit Automobile Receivables Trust 2014-2	0001609714
AmeriCredit Automobile Receivables Trust 2014-3	0001617166
AmeriCredit Automobile Receivables Trust 2014-4	0001624831
AmeriCredit Automobile Receivables Trust 2015-1	0001630372
AmeriCredit Automobile Receivables Trust 2015-2	0001638448
AmeriCredit Automobile Receivables Trust 2015-3	0001649716
AmeriCredit Automobile Receivables Trust 2015-4	0001657146
AmeriCredit Automobile Receivables Trust 2016-1	0001663133
AmeriCredit Automobile Receivables Trust 2016-2	0001668788
AmeriCredit Automobile Receivables Trust 2016-3	0001678407
AmeriCredit Automobile Receivables Trust 2016-4	0001685022
AmeriCredit Automobile Receivables Trust 2017-1	0001694010
AmeriCredit Automobile Receivables Trust 2017-2	0001703220
AmeriCredit Automobile Receivables Trust 2017-3	0001710600